Exhibit 10.1

CONFIDENTIAL

October 29, 2007

Ronald R. Barnett
President, CEO
CyberMedx Medical Systems, LLC
34145 Pacific Coast Hwy, Suite 163
Dana Point, CA  92629

Dear Ron:

The purpose of this letter ("Letter of Intent") is to set forth the principal economic and legal terms agreed upon by WiFiMed Holdings Company, Inc. (hereinafter "Parent Entity") and CyberMedx Medical Systems, LLC (hereinafter the "Company"), pursuant to which a wholly-owned subsidiary of Parent Entity organized for the purpose of this transaction (hereinafter "Sub Entity") shall purchase the stock of the Company.  Hereinafter, Parent Entity and Sub Entity may be referred to individually or collectively as "WiFiMed." Parent Entity, Sub Entity and the Company shall be referred to collectively as the "Parties."

As presently determined, based upon the information the Company has provided to us, our proposal is as follows:

1.      Form of Acquisition.  The Parties intend the transaction to be structured as a purchase by Sub Entity of 100% of the fully-diluted stock of the Company (the "Stock").  This shall include, but not be limited to, all cash, cash equivalents, accounts receivable, prepaid rent, security deposits, fixed assets, existing customer base, and all intellectual property including source code(s).  All assets shall be conveyed to Sub Entity free and clear of any and all liens and security interests of any kind by others.  Sub Entity shall be a Georgia corporation but for a period of not less than three years, offices of the ongoing Sub Entity shall be located within 15 miles of the current location of the Company.

2.      Purchase Consideration.  The aggregate purchase price for the Stock and the restrictive covenants to be agreed upon by WiFiMed and the Company shall consist of (a) shares of Parent Entity (the "Equity Consideration") and (b) an Earn Out.

a.       Equity Consideration.  The Equity Consideration shall be four million (4,000,000) dollars worth of shares of the Parent Entity's par value $0.0001 common stock, which shall be adjusted according to the provisions set forth in this Subparagraph 2(a) and in Paragraph 15, and which shall be valued as set forth in this Subparagraph 2(a) below.

The amount of the Equity Consideration ($4,000,000 worth of stock) is based upon the balance sheet of the Company as of June 30, 2007, a copy of which is attached hereto as Exhibit A.  The Equity Consideration shall be reduced by the amount(s) by which: 1) the assets of the Company, including working capital, are less at the Closing Date than on June 30, 2007, and 2) any liabilities assumed by WiFiMed are higher at the Closing Date than on June 30, 2007.  The terms "assets" and "liabilities" are as defined pursuant to U.S. GAAP.  In the event a dispute shall arise with respect to the Closing Date amounts referred to in this Paragraph, such dispute shall be resolved in a manner agreed upon by the Parties.  Any resulting reduction in Equity Consideration shall reduce the number of shares of Parent Entity common stock that WiFiMed issues to the Company.

The Equity Consideration shall be valued upon Closing, such value to be determined pursuant to the following formula:  the weighted average of all sales of Parent Entity common stock (weighted for volume) in the fifteen business days immediately preceding the day of Closing (the "Closing Value").  The Equity Consideration shall again be valued on the first anniversary of the Closing pursuant to the following formula:  the weighted average of all sales of Parent Entity common stock (weighted for volume) in the fifteen business days immediately preceding the first anniversary of the Closing (the "Anniversary Value").  In the event that the Anniversary Value is less than the Closing Value, WiFiMed shall deliver additional shares ("Additional Shares") to the shareholders of the Company so that, when the formula used to calculate the Anniversary Value is applied to the sum of the Equity Consideration and the Additional Shares, the result shall be equal to the Closing Value.

b.       Earn Out.  An Earn Out of up to $1,500,000 shall be paid based on Company's or Sub Entity's satisfactory performance of four objectives the details of which shall be clearly defined and mutually agreed upon by the Parties in the Definitive Agreement:  (1) obtaining 510(k) approval for PatientLink; (2) obtaining 510(k) approval for CyberSTAT; (3) meeting revenue targets established for the Sub Entity; and (4) meeting revenue targets established for cross-sales of the EncounterPRO® EHR.   The Earn Out for performing each of items (1) and (2) above shall be $400,000 and shall each be paid within 30 days of obtaining 510(k) approval.  The Earn Out for performing each of items (3) and (4) above shall be up to $350,000 and shall be paid over the course of three years.

3.      Funding.  At Closing, WiFiMed shall deliver to Sub Entity cash in the amount of one hundred thousand (100,000) dollars for the purpose of funding the Convatec beta project (the "Convatec Funds").  In addition, WiFiMed agrees to raise the sum of 1.2 million (1,200,000) dollars for operating the Sub Entity that acquires the Company (the "Additional Funds").  The Additional Funds shall be disbursed to the Sub Entity in accordance with a mutually agreeable schedule ("Funding Schedule") to be included in the Definitive Agreement.

4.      Agreement and Closing.  Closing will occur, following the signing of the final contract between the Parties (the "Definitive Agreement"), which will occur after the completion of Due Diligence as set forth in Paragraph 12.  It is presently contemplated that the signing of the Definitive Agreement will occur approximately fifteen (15) days from the signing of this Letter of Intent, and that Closing will occur as soon as practicable thereafter upon completion of all closing conditions.

5.      Method of Payment.  At the Closing, WiFiMed shall deliver to the Company the Equity Consideration, less any reductions, if any, contemplated by Paragraphs 2 and 15 herein.  The delivery by WiFiMed of the Equity Consideration at Closing is subject to and conditioned upon all requirements as to the issuance of Parent Entity shares having been met in the sole opinion of WiFiMed's legal counsel.  Such requirements are to be outlined in the Definitive Agreement.  At the Closing, WiFiMed shall also deliver the Convatec Funds.

6.      Disbursement of Equity.  Subject to the adjustment and indemnification provisions of Paragraphs 2 and 15 and, in accordance with the valuation provisions of Subparagraph 2(a), WiFiMed shall, at Closing, deliver shares of the Parent Entity valued at three million six hundred thousand (3,600,000) dollars.  This represents 90% of the Closing Value of the Equity Consideration.

7.      Employment.  WiFiMed will employ Ronald R. Barnett ("you") as the President and CEO of the Sub Entity at an annual base salary determined by the following matrix:

Gross Revenue       Salary
Zero - $1m             $ 140,000
$1m - $ 2m            $ 160,000
$2m - $ 4m            $ 200,000
$4m - $ 7m            $ 275,000
$7m - $ 14m          $ 325,000

You will be eligible for an annual bonus equal to 40% of your annual salary, to be paid quarterly. This bonus will be determined by four key performance objectives that will be mutually agreed upon between you and the Board of Directors of Parent Entity. WiFiMed intends to guarantee your bonus for the first two years so that for those two years, your combined annual salary and bonus shall not be less than $200,000 per year.  Your base salary shall be re-evaluated by the Board of the Parent Entity six months after the Closing to determine whether, in light of rising revenues, your base salary should be adjusted upwards as of the beginning of the seventh month of your employment by the Sub Entity.

You will also be entitled to executive employee benefits, including Employee Stock Options, in keeping with WiFiMed executive compensation policies and as may be negotiated in your employment agreement.

Your employment agreement shall provide mutually-agreed upon provisions protecting you from relocating your business offices to a location that is more than 15 miles from the present location of the Company.

The terms of your employment, including responsibilities, compensation, royalties, and benefits, will be set forth and included in an attachment to the Definitive Agreement.

8.      Transition Period.  Provided that this Letter of Intent has not been terminated by either party (or if a Definitive Agreement has been signed, the Definitive Agreement has not been terminated by either party) WiFiMed shall pay Company a monthly fee of six thousand (6000) dollars (the "Monthly Transition Fee") from November 1, 2007 until the Closing.  The Monthly Transition Fee shall be paid on November 1, 2007 and on the first day of each subsequent month until the Closing.

9.      Escrow.  For the reassurance of the Company, WiFiMed shall, at Closing, place the intellectual property (including source codes) of the Company into an escrow account with the provision that once the Additional Funds have been raised and the Sub Entity has been funded in accordance with Paragraph 3 above, the intellectual property shall be released to WiFiMed.  In the event that the Additional Funds are not raised in accordance with the Funding Schedule set forth in Paragraph 3 above, the transaction contemplated in this Letter of Intent shall be rolled back and the escrowed intellectual property shall be returned to the Company.  In such an event, the Convatec Funds and the Monthly Transition Fees may be retained by the Company.

10.  Basic Terms.  The Definitive Agreement between the Parties shall contain customary covenants, representations, warranties, conditions precedent and indemnification provisions by the Company, on the one hand, and WiFiMed, on the other hand, to be agreed upon by the Parties for a transaction of this size and nature.  It is understood that the Company and certain of the Company's officers and employees will enter into non-compete and non-solicitation agreements customary in transactions of this type.

11.  Ordinary Course.   It is also understood and agreed that, from and after the date hereof, the Company will continue to operate only in the customary and ordinary course of business and in a manner that is consistent with past practice.  The Company will not make any payments, distributions, or compensation or benefit changes, nor incur any obligations, nor make any commitments, nor handle receivables, inventory or payables, in a manner that is in the ordinary course of business that in the aggregate exceeds $20,000.  Normal maintenance would be considered to be in the ordinary course, but any capital expenditures would not be considered to be in the ordinary course of business.  Any cash dividends or cash bonuses to any of the shareholders of the Company would not be considered to be in the ordinary course of business.

12.  Due Diligence.  WiFiMed will have the opportunity to conduct due diligence with access to books, records, financial data, key management, property, equipment, other assets, liabilities, intellectual property, etc. ("Due Diligence"). The Definitive Agreement between the Parties shall be expressly conditioned on WiFiMed having completed, to its sole and absolute satisfaction, its business, financial, legal, and technical Due Diligence with respect to the Company.  WiFiMed will perform such tests and reviews as it deems necessary with respect to various business, financial, legal, and technical issues.

13.  Schedule of Liabilities.  As part of the Company's Due Diligence and as a condition of WiFiMed signing the Definitive Agreement and closing the subject transaction, the Company agrees to present WiFiMed with a schedule of all of its liabilities as of the date of signing the Definitive Agreement and as of the day of Closing.

14.  Final Contract.  Except for the conditional provision of Paragraph 8 that WiFiMed shall pay Company a Monthly Transition Fee, this Letter of Intent is not binding in any way upon the Parties.  This Letter of Intent is expressly conditioned upon the Parties entering into a mutually satisfactory written Definitive Agreement, and neither party will be under any legal obligation of any kind whatsoever with respect to the transaction proposed in this Letter of Intent until such a Definitive Agreement is executed and delivered by both Parties.  WiFiMed's legal counsel shall prepare and submit to the Company and its legal counsel a draft of the proposed acquisition agreement as soon as is reasonably possible after the date upon which this Letter of Intent is fully executed.  It is WiFiMed's intention to complete its Due Diligence and consummate the transaction as soon as is reasonably possible.  The Definitive Agreement is expressly conditioned upon final approvals of the Boards of Directors of Parent Entity and the Company, respectively, and other consents as may be legally required.

15.  Indemnification.  The Definitive Agreement shall contain an indemnification provision by which the Company shall indemnify WiFiMed for a period of twelve (12) months for items and liabilities associated with the present transaction.  Until the expiration of that twelve month period, WiFiMed shall be entitled to hold back ten percent (10%) of the Equity Consideration.

16.  Date and Time of Closing.  The transaction contemplated hereby shall close at a location selected by WiFiMed at such time and on such date as the Parties shall agree.  It is anticipated that such Closing shall occur no later than fifteen (15) days from the date of acceptance of this Letter of Intent.

17.  Confidentiality/Publicity.  The Reciprocal Nondisclosure Agreement previously executed between WiFiMed and the Company on July 2, 2007 shall continue in full force and effect.  Neither the Company nor WiFiMed shall issue any press releases or other announcements regarding the transaction contemplated hereby unless such release or announcement shall first be approved by the other party or shall be required by law.

18.  Governing Law.  The binding provisions of any agreements among the parties will be governed by and construed under the laws of the State of Georgia without regard to conflicts of laws principles.

19.  Costs.  Each of WiFiMed and the Company shall bear its own costs relating to legal, accounting, tax, or other services or advice regarding the matters contemplated herein.

20.  Acceptance.  The terms offered in this Letter of Intent shall be deemed effective until 5:00 p.m. local time in Atlanta, Georgia on Friday, November 2, 2007, unless otherwise extended in writing by WiFiMed.  In the event a copy of this Letter of Intent, duly executed by an officer of the Company shall not be delivered to the undersigned prior to the time and date set forth above in this Paragraph 20, then this Letter of Intent shall be of no force or effect.

AGREED THIS 29th DAY OF OCTOBER, 2007

WIFIMED HOLDINGS COMPANY, INC.

By:________________________
Gregory D. Vacca
Its:  President & CEO

CyberMedx Medical Systems, LLC

By:
Ronald R. Barnett
Its:  President & CEO